AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), entered into as of August 27, 2012, is made by and between First Community Bank of Joliet, a banking association organized under the laws of the State of Illinois having its main office located at 2801 Black Road, Joliet, Illinois 60435 (“FCB Joliet”), a wholly owned subsidiary bank of First Community Financial Partners, Inc., an Illinois corporation (“First Community”), and First Community Bank of Plainfield, a banking association organized under the laws of the State of Illinois having its main office located at 14150 U.S. 30, Plainfield, Illinois 60544 (“FCB Plainfield”), each acting pursuant to a resolution of its board of directors, adopted by the vote of a majority of its directors:
WITNESSETH:
WHEREAS, the authorized capital stock of the FCB Plainfield consists of 2,773,625 shares of common stock, par value $1.00 per share, of which 1,500,000 are issued and outstanding, and 4,125 of preferred stock authorized, $1.00 par value, of which 4,125 shares are issued and outstanding, each as of the date of this Agreement, and the beneficial and record holders of which are set forth on Exhibit A attached hereto;
WHEREAS, the authorized capital stock of the FCB Joliet consists of 2,801,875 shares of common stock, par value $1.00 per share, of which 2,801,875 shares are issued and outstanding, and zero shares of preferred stock authorized, as of the date of this Agreement, and the beneficial and record holder of which is First Community;
WHEREAS, First Community, FCB Plainfield and Interim First Community Bank of Plainfield (“Interim Plainfield”) entered into that certain Agreement and Plan of Merger dated as of the date hereof (the “Interim Plainfield Merger Agreement”) pursuant to which Interim Plainfield will merge with and into FCB Plainfield resulting in First Community becoming the sole shareholder of FCB Plainfield and FCB Plainfield will only have shares of its common stock issued and outstanding (the “Interim Plainfield Merger”);
WHEREAS, First Community, FCB Joliet and First Community Bank of Homer Glen & Lockport (“FCB Homer”) entered into that certain Agreement and Plan of Merger dated as of the date hereof (the “FCB Homer Merger Agreement”) pursuant to which FCB Homer will merge with and into FCB Joliet (the “FCB Homer Merger”);
WHEREAS, First Community, FCB Joliet and Burr Ridge Bank & Trust (“Burr Ridge”) entered into that certain Agreement and Plan of Merger dated as of the date hereof (the “Burr Ridge Merger Agreement”) pursuant to which Burr Ridge will merge with and into FCB Joliet (the “Burr Ridge Merger”);
WHEREAS, pursuant to the terms of the Interim Plainfield Merger Agreement, the FCB Homer Merger Agreement and the Burr Ridge Merger Agreement, the mergers contemplated thereby will occur in the following sequence, following the satisfaction of all closing conditions specified in such agreements: (a) first, the Interim Plainfield Merger will occur, (b) immediately thereafter, the FCB Homer Merger will occur and (c) immediately thereafter, the Burr Ridge Merger will occur (collectively, the “Antecedent Mergers”);
WHEREAS, immediately following the Antecedent Mergers, the boards of directors of FCB Joliet and FCB Plainfield believe that it is in the best interest of their respective organizations for FCB

Joliet to merge with and into FCB Plainfield, with FCB Plainfield being the surviving bank (the “Merger”) pursuant to the terms of this Agreement; and
WHEREAS, immediately following the consummation of the Antecedent Mergers, First Community will cause all of the issued and outstanding shares of common stock of FCB Joliet and all of the issued and outstanding shares of common stock of FCB Plainfield to be voted in favor of the Merger.
NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Agreement, the parties hereto do mutually agree, intending to be legally bound, as follows:
ARTICLE I
DEFINITIONS
Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:
1.1    “Merger Effective Time” shall mean the date and time at which the merger contemplated by this Agreement becomes effective as provided in Section 2.2 of this Agreement.
1.2    “Constituent Institutions” shall collectively refer to FCB Joliet and FCB Plainfield.
1.3    “FDIC” shall mean the Federal Deposit Insurance Corporation.
1.4    “IDFPR” shall mean the Illinois Department of Financial and Professional Regulation.
1.5    “Resulting Institution” shall refer to FCB Plainfield as the surviving bank of the Merger.
ARTICLE II
TERMS OF THE BANK MERGER
2.1    The Merger.
(a)    At the Merger Effective Time, FCB Joliet shall be merged with and into FCB Plainfield under the charter of FCB Plainfield. FCB Plainfield shall be the surviving bank following the Merger, and shall continue to exist as a banking association organized under the laws of the State of Illinois with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger. The Resulting Institution shall continue to be regulated by the IDFPR and the FDIC.
(b)    As a result of the Merger, (i) each share of common stock, par value $1.00 per share, of FCB Joliet issued and outstanding immediately prior to the Merger Effective Time shall be cancelled, and (ii) each share of common stock, par value $1.00 per share, of FCB Plainfield issued and outstanding immediately prior to the Merger Effective Time shall remain issued and outstanding and shall constitute the only shares of capital stock of the Resulting Institution issued and outstanding immediately after the Merger Effective Time.
(c)    All assets of the Constituent Institutions as they exist at the Merger Effective Time shall pass to and vest in the Resulting Institution without any conveyance or other transfer. The Resulting Institution shall be responsible for all of the liabilities of every kind and description.

(d)    The consummation of the Merger is subject to the conditions described in this Agreement and the approval of each of the IDFPR, the FDIC and the stockholders of the Constituent Institutions.
2.2    Merger Effective Time. Upon receipt of Merger approval letters from the FDIC and IDFPR, a letter notifying the FDIC and IDFPR of the consummation date for the Merger shall be sent to the FDIC and IDFPR, respectively, and the Merger shall become effective at the time specified in such notification letter.
2.3    Third Party Consents. On or before the Merger Effective Time, FCB Joliet shall have obtained or caused to be obtained all written consents set forth on Schedule 2.3.
2.4    Name of the Resulting Institution. The name of the Resulting Institution shall be “First Community Financial Bank.”
2.5    Business of the Resulting Institution. The business of the Resulting Institution shall be that of an Illinois state bank. This business shall be conducted by the Resulting Institution at its main office which shall be deemed to be located at 14150 S US Route 30, Plainfield, IL 60544, and at its legally established branches.

2.6    Financial Information. Financial statements showing the assets and liabilities of the Resulting Institution following the Antecedent Mergers and Merger are attached hereto as Exhibit B. Assuming the consummation of the Antecedent Mergers and the Merger, as of June 30, 2012, the Tier 1 Capital of the Resulting Institution following the effectiveness of all such mergers would be approximately $87,567,000.

2.7    Charter. From and after the Merger Effective Time, the charter of FCB Plainfield shall be the charter of the Resulting Institution, until amended in accordance with applicable law.
2.8    Bylaws. From and after the Merger Effective Time, the bylaws of FCB Plainfield shall be the bylaws of the Resulting Institution, until amended in accordance with applicable law.
2.9     Officers and Directors. From and after the Merger Effective Time, until changed in accordance with the charter and bylaws of the Resulting Institution, the directors of the Resulting Institution shall be as set forth on Exhibit C. The directors of the Resulting Institution shall hold office in accordance with the charter and bylaws of the Resulting Institution. From and after the Effective Time, until changed in accordance with the charter and bylaws of the Resulting Institution, the officers of the Resulting Institution shall be as set forth on Exhibit D. The officers of the Resulting Institution shall hold office in accordance with the charter and bylaws of the Resulting Institution.
2.10    Stockholder Approval. Immediately following the consummation of the Antecedent Mergers pursuant to their respective merger agreements, First Community shall approve and ratify this Agreement, as sole stockholder of each of the Constituent Institutions, according to applicable law and the charter and bylaws of each of the Constituent Institutions.
ARTICLE III
MISCELLANEOUS
3.1    Termination. This Agreement may be terminated by the mutual consent of the board of directors of the Constituent Institutions.

3.2    Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by the parties hereto upon the approval of the board of directors of each of the Constituent Institutions.
3.3    Successors and Assigns. This Agreement shall be binding on the successors and assigns of each of the Constituent Institutions.
3.4    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to the conflicts of laws principles thereof.
3.5    Counterparts. This Agreement may be executed in any number of counterparts, all of which shall be one and the same agreement, and shall become effective when such counterparts have been signed by each of the parties and delivered to each other party.
3.6    Fees. Whether or not the Merger provided for herein is approved, FCB Joliet and FCB Plainfield will pay the expenses of examination by the IDFPR and the FDIC.
[Signature Pages Follows]

In accordance with the procedures set forth in the rules and regulations of the IDFPR, the FDIC and other applicable law, First Community Bank of Joliet and First Community Bank of Plainfield have caused this Agreement and Plan of Merger to be executed by their duly authorized representatives on the date indicated.

FIRST COMMUNITY BANK OF PLAINFIELD By: /s/ Donn P. Domico Its: President

FIRST COMMUNITY BANK OF JOLIET By: /s/ Steven J. Randich Its: President

As to the covenant in Section 2.10, First Community Financial Partners, Inc. has caused this Agreement and Plan of Merger to be executed by its duly authorized representative on the date indicated.

FIRST COMMUNITY FINANCIAL PARTNERS, INC.
By: /s/ Patrick J. Roe
Its: President

Schedule 2.3

Date	Vendor	Description
10/23/2006	Jack Henry & Associates, Inc.	Master Software License, Maintenance, and Services
2008	Bradford Naperville, LLC	Beebe Drive & 75th. Street, Naperville Illinois Branch Lease
5/3/2010	Harland Financial Solutions	LaserPro
10/12/2011	Naperville Plaza Venture, LLC	24 W. Gartner Road, Naperville, Illinois Branch Lease
10/12/2011	Pendum, LLC and NCR	ATM and Software